# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TruBridge, Inc., CIK 0001169445
CUSIP: 205306103
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 54 St. Emanuel Street, Mobile, Alabama (AL), 36602
Date of event which requires filing of this statement: 04/23/2026
Filed by CIK 0001665159
Persons authorized to receive notices and communications: Andris Upitis, 1401 Lavaca St, PMB 40912, Austin, Texas (TX), 78701, (801) 924-4131

## Reporting persons
- Ocho Investments LLC (CIK 0001665159): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,114,178; sole dispositive power 0; shared dispositive power 1,114,178; aggregate amount beneficially owned 1,114,178 (7.5% of the class)
- Andris Upitis (CIK 0001665051): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 4,376; shared voting power 1,114,178; sole dispositive power 4,376; shared dispositive power 1,114,178; aggregate amount beneficially owned 1,118,554 (7.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: TruBridge, Inc.
Address of issuer's principal executive offices: 54 St. Emanuel Street, Mobile, Alabama (AL), 36602
Comment: This Amendment No. 5 ("Amendment No. 5") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on August 14, 2024 (the "Original Schedule 13D"), as amended by Amendment No. 1, filed with the SEC on August 16, 2024 ("Amendment No. 1"), Amendment No. 2, filed with the SEC on September 16, 2024 ("Amendment No. 2"), Amendment No. 3, filed with the SEC on January 13, 2025 ("Amendment No. 3"), and Amendment No. 4, filed with the SEC on February 12, 2025 ("Amendment No. 4," together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the "Schedule 13D"). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 13, 2025, Mr. Andris Upitis ("Upitis") was granted 4,376 shares of restricted stock of the Issuer in connection with his service as a member of the Issuer's board of directors (the "Board"), which shares vested on the first anniversary of the grant date. No additional consideration was paid by Upitis in connection with such grant.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On April 23, 2026, the Issuer and Ocho Investments LLC ("Ocho") entered into a Voting and Support Agreement, dated as of April 23, 2026 (the "Voting and Support Agreement"), by and between the Issuer and Ocho, as further described in Item 6 of this Amendment No. 5. As required by the terms of the Voting and Support Agreement, Ocho has agreed to vote the shares of Common Stock beneficially owned by Ocho (the "Subject Shares") in favor of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of April 23, 2026, by and among the Issuer, Inventurus Knowledge Solutions, Inc. ("Parent"), IKS Next Horizon, Inc. ("Merger Sub"), and, solely for the limited purposes set forth therein, Inventurus Knowledge Solutions Limited (the "Merger Agreement"), pursuant to which, upon the terms and subject to the conditions set forth therein, among other things, Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Parent (the "Merger").

The description of the Voting and Support Agreement set forth in this Amendment No. 5 does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Support Agreement, a copy of which has been filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K, as filed with the SEC on April 23, 2026 (the "Form 8-K"), and is incorporated herein by reference. The Merger Agreement and the Merger are more fully described in the Form 8-K. The descriptions of the Merger Agreement and the Merger set forth in this Amendment No. 5 do not purport to be complete and are qualified in their entirety by the full text of the Merger Agreement, a copy of which has been filed as Exhibit 2.1 to the Form 8-K.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 7, 8, 9 and 10 on the cover pages of this filing and Item 3 of this Amendment No. 5, which are incorporated herein by reference. The percentages set forth in this Amendment No. 5 are calculated based on the 14,906,825 shares of Common Stock outstanding as of March 26, 2026, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the SEC on March 31, 2026.
Transactions in the class effected during the past sixty days: There have been no transactions in the Shares by the Reporting Persons during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the responses to Item 4 of this Amendment No. 5, which are incorporated herein by reference, and by adding the following:

On April 23, 2026, in connection with and as a condition to the Issuer's entry into the Merger Agreement, Ocho entered into the Voting and Support Agreement, pursuant to which, among other things, Ocho has agreed to, and has granted an irrevocable proxy to the Issuer with respect to the Subject Shares to, vote or cause to be voted all of the Subject Shares in favor of the Merger and the adoption of the Merger Agreement, and against any Acquisition Proposal (as defined in the Merger Agreement).

Pursuant to the Voting and Support Agreement, Ocho has also agreed (i) not to transfer any Subject Shares, or grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of the Subject Shares, subject to certain exceptions for transfers to permitted transferees thereunder, (ii) to irrevocably waive appraisal rights with respect to the Subject Shares in connection with the Merger, (iii) not to commence or participate in any action or claim against the Issuer or any of its successors or assigns relating to the negotiation, execution or delivery of the Voting and Support Agreement, the Merger Agreement or the consummation of the transactions contemplated thereby, and (iv) that any additional shares of Common Stock acquired by Ocho after the date of the Voting and Support Agreement will be subject to the terms of the Voting and Support Agreement.

The Voting and Support Agreement will terminate upon the earliest to occur of (a) the consummation of the Merger pursuant to the Merger Agreement, (b) the valid termination of the Merger Agreement in accordance with its terms, (c) with the prior written consent of Parent, the mutual agreement by the Issuer and Ocho to terminate the Voting and Support Agreement, (d) a Change of Recommendation (as defined in the Merger Agreement) effected by the Board in accordance with the Merger Agreement, (e) any amendment to, or modification or waiver of any provision of the Merger Agreement that (i) decreases the amount or changes the form of the consideration payable to the stockholders of the Issuer in the Merger, or (ii) amends any other term or condition of the Merger Agreement in a manner materially adverse to Ocho's rights under the Merger Agreement, (f) the adoption of the Merger Agreement by the holders of a majority of the outstanding Common Stock entitled to vote thereon at a stockholders' meeting called and held for such purpose and (g) the Outside Date (as defined in the Merger Agreement). The Voting and Support Agreement also provides that the Cooperation Agreement, dated as of February 11, 2025, by and between the Issuer and Ocho, will automatically terminate in its entirety effective as of immediately prior to the consummation of the Merger.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.3 Voting and Support Agreement, dated as of April 23, 2026, between the Issuer and Ocho Investments LLC, a copy of which has been filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K, as filed with the SEC on April 23, 2026.

## Signatures
- Ocho Investments LLC: /s/ Andris Upitis, Andris Upitis, Manager (04/23/2026)
- Andris Upitis: /s/ Andris Upitis, Andris Upitis (04/23/2026)